

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
Mr. Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive
Suite 201
St. Louis, Missouri 63141

> **Re: Quinpario Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed June 19, 2013**
> **File No. 333-189432**

Dear Mr. Berra:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

2. Prior to effectiveness, please have a Nasdaq representative call the staff to confirm that your securities have been approved for listing.

3. We note disclosure throughout the prospectus that you currently intend to consummate a business combination in the specialty chemicals and performance materials industries, but that you have not identified any acquisition target and you have not, nor has anyone on your behalf, initiated any discussions, directly or indirectly, with respect to identifying any acquisition target. However, we note that Quinpario Partners LLC, the managing

member of your sponsor, has disclosed in Schedule 13D filings that it has proposed, among other things, to acquire all of the outstanding shares of Zoltek Companies, Inc., a company in the specialty chemicals and performance materials industry. Please confirm, if true, that you have not, nor has anyone on your behalf, initiated any discussions, directly or indirectly, with respect to identifying any acquisition target, including Zoltek Companies, Inc.

4.   We note disclosure throughout the prospectus that the initial stockholders have agreed to certain forfeiture provisions, certain voting provisions and to the waiver of certain redemption rights with respect to founder shares, placement shares, extension shares and public shares, as the case may be. Please revise your disclosure to indicate whether these provisions as they relate to the rights of the initial stockholders other than the sponsor were provided in written agreements, and if so, please file such agreements as exhibits to the registration statement.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6.   Please confirm, with a view to disclosure, whether your sponsors, officers, directors and their affiliates will not make purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Cover Page of Prospectus

7.   Please disclose the nature of the underwriting arrangements on the prospectus cover page. Refer to Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary, page 1

8.   We note that you have included extensive disclosure regarding the experience of members of your management team in the Prospectus Summary section, all of which is included in both the Proposed Business section and the Management section of your prospectus. The prospectus summary should be brief and should not contain all of the detailed information contained in the prospectus. Please revise the Prospectus Summary section accordingly. Refer to Item 503(a) of Regulation S-K. Please also revise the Proposed Business section to eliminate any unnecessarily repetitive disclosure.

9.   Please provide the basis for your statement on pages 3 and 77 that your executive officers "all have … success in achieving outstanding growth and significant returns for stakeholders."   Also, please remove from this section and throughout the prospectus company or transaction specific information, such as the sale price of Solutia on page 4.

10.   The disclosure regarding the manner of conducting redemptions on page 18 is confusing. Currently, it appears to indicate that you will not hold a stockholder vote except where required by law or Nasdaq. Then, you state that you "may" conduct a tender offer. Please clarify whether you are required to conduct a tender offer in the event no vote occurs. If not, please explain. We may have further comment.

11.   Please reconcile the amount of common stock outstanding after the offering of 21,533,333 on page 9 with the disclosure on page 118, which reflects 21,608,333 shares of common stock outstanding after the offering.

Summary Financial Data, page 27

12.   Please reconcile the "as adjusted" column amounts by providing us the amount of each adjustment being added to the actual amounts at June 4, 2013. Also include a description that explains the basis for each adjustment.

Risk Factors, page 28

Since our initial stockholders and initial holder will lose some or all of their investment in us if a business combination is not consummated …, page 45

13.   We note the statement that "personal and financial interests of certain of our officers and directors … may influence their motivation in identifying and selecting a target business combination and completing an initial business combination." Please revise to state, if true, that management's flexibility in identifying and selecting a prospective acquisition candidate along with management's financial interest in consummating an initial business combination may lead management to enter into an acquisition agreement that is not in the best interest of the company's stockholders.

Use of Proceeds, page 60

14.   Please tell us why you should not further reduce proceeds after offering expenses for funds used to repay loans from your sponsor. We note on page 27 you adjust for the repayment of up to $250,000 in loans made to you by Quinpario Partners, LLC.

Proposed Business, page 75

15.   Please disclose the year in which the registrant was organized as required by Item 101(a)(1) of Regulation S-K.

Management, page 101

16.   Please disclose the period during which each director and executive officer has served as
        such as required by Items 401(a) and 401(b) of Regulation S-K.

17.   Please disclose the business experience of each officer and director for the past five
        years, as required by Item 401(e)(1) of Regulation S-K. We note, for example, that you
        have not identified Jeffry Quinn's or Paul Berra's principal occupation and employment
        since July 2012. We also note, for example, that you have not disclosed the period
        during which Mr. Ivey served as President and General Manager of the Performance
        Films Division for Solutia Inc. or his principal occupation and employment since that
        time. For each employment listed, please provide the beginning and ending dates of
        employment.

Certain Relationships and Related Party Transactions, page 116

18.   We note your disclosure that on the date your securities are first listed on Nasdaq, you are
        obligated to pay Quinpario Partners LLC a monthly fee of $10,000 for office space and
        general administrative services. Please revise to clarify that all of your executive officers
        are partners in Quinpario Partners LLC and that Mr. Quinn, your Chairman, President
        and CEO, is Chairman, CEO and managing member of Quinpario Partners LLC.

Exhibits

19.   Please provide a current consent from the independent accountant in any amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director